December 6, 2019

To the Board of Directors:

Please accept this as notice of my resignation as President, Principal Executive Officer, Treasurer and Director of Marijuana Company of America, Inc., effective as of 5:00 pm Pacific Standard Time December 6, 2019.

I received a draft of the Form 8-K the Company intends to file with the Securities and Exchange Commission concerning my resignation, which I reviewed and agree with.

/s/ Donald Steinberg
Donald Steinberg

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